AH
3/11/03

03014042

CM

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8 - 40992

RECEIVED
MAR - 3 2003
SEC MAIL PROCESSING SECTION WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Institutional Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Garret Mountain Plaza
(No. and Street)

West Paterson (City) New Jersey (State) 07424 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Goldberg (973) 778-9700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Stanley Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Institutional Securities, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

VIVIANA A. LANTIGUA
NOTARY PUBLIC-NEW JERSEY
COUNTY OF PASSAIC
MY COMMISSION EXPIRES 10/24/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INSTITUTIONAL SECURITIES, L.L.C.
AND SUBSIDIARY

CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

FIRST INSTITUTIONAL SECURITIES, L.L.C. AND SUBSIDIARY

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
First Institutional Securities, L.L.C.

We have audited the accompanying consolidated statement of financial condition of First Institutional Securities, L.L.C. and Subsidiary (collectively, the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of First Institutional Securities, L.L.C. and Subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated statement of financial condition, Management of the Company plans to liquidate the Company, and as a result, has changed the basis of accounting from the going concern basis to the liquidation basis whereby assets and liabilities are stated at their estimated settlement amounts and all costs of liquidation have been recognized.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 10, 2003

FIRST INSTITUTIONAL SECURITIES, L.L.C. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	12,807
Receivable from clearing broker, including clearing deposit of $50,000		51,976
Securities owned, at market		23,421,372
Interest receivable		168,582
Property and equipment, net		247,481
Other assets		592,014
	$	24,494,232
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Payable to clearing broker	$	18,379,621
Commissions and compensation payable		3,350,273
Accounts payable, accrued expenses and other liabilities		264,338
Total liabilities		21,994,232
Commitments		
Members' equity		2,500,000
	$	24,494,232

See accompanying notes to consolidated financial statements.

1. Organization and nature of operations

First Institutional Securities, L.L.C., (FIS, L.L.C.), a New Jersey limited liability company, is a broker-dealer located in West Paterson, New Jersey. FIS, L.L.C. is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). FIS, L.L.C.'s operations are primarily comprised of trading securities as a principal.

FISC Corp., a wholly-owned subsidiary, acts solely as a payroll agent for FIS, L.L.C. (collectively the "Company"). At December 31, 2002, FISC Corp. had no assets or liabilities and for the year then ended had no income or expenses.

2. Summary of significant accounting policies

Plan of Liquidation

In December 2002, the Managing Members of the Company entered into an Asset Purchase Agreement (the "Agreement") whereby certain assets of the Company would be sold at net book value and all brokerage accounts would be transferred to the purchaser. The anticipated closing date for the transaction is March 2003. Management of the Company plans to liquidate the Company, and as a result, has changed the basis of accounting from the going concern basis to the liquidation basis whereby assets and liabilities are stated at their estimated settlement amounts and all costs of liquidation have been recognized. The adoption of the liquidation basis of accounting did not have a material effect on the carrying values of assets and liabilities as of December 31, 2002. In accordance with the Agreement, the Company is obligated to maintain a minimum of $1,000,000 in certain investments for a period of one year from the closing date and remain in existence for two years from the closing date.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Securities Owned

All securities owned are valued at market and unrealized gains and losses are reflected in income.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Declining-balance
Office and other equipment	7 years	Declining-balance
Computer equipment	5 years	Declining-balance
Leasehold improvements	lease term	Straight-line

2. Summary of significant accounting policies (continued)

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned

Details of securities owned at December 31, 2002 are as follows:

U.S. government and U.S. government agency obligations	$ 20,945,321
State and municipal obligations	1,451,447
Corporate bonds	1,024,604
	$ 23,421,372

4. Property and equipment

Details of property and equipment at December 31, 2002 are as follows:

Furniture and fixtures	$ 101,890
Office and other equipment	125,174
Computer equipment	143,621
Leasehold improvements	209,455
	580,140
Less accumulated depreciation and amortization	332,659
	$ 247,481

5. Payable to clearing broker

The payable to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker. Interest is charged at the clearing broker's call rate.

6. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $509,000, which was approximately $268,000 in excess of its minimum requirement of approximately $241,000. The Company's clearance agreement requires a minimum net capital of $500,000.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Off-balance-sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

9. Commitment

The Company is obligated under an operating lease for office space that expires in October 2008.

Future minimum rental payments for the years subsequent to December 31, 2002 are approximately as follows:

Year ending December 31,	
2003	$ 341,000
2004	368,000
2005	368,000
2006	368,000
2007	368,000
Thereafter	295,000
	$ 2,108,000

Rent expense under this lease was approximately $351,000 for the year ended December 31, 2002. As part of the Agreement, the purchaser will assume the obligations under this operating lease.